PILLSBURY WINTHROP SHAW PITTMAN LLP

2550 Hanover Street

Palo Alto, CA 94304

Tel: (650) 233-4500

Fax: (650) 233-4545

May 31, 2019

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SiTime Corporation
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of SiTime Corporation (the “Company”), we are transmitting for confidential submission to the Securities and Exchange Commission under the Securities Act of 1933, as amended, the Company’s draft Registration Statement on Form S-1, together with all exhibits thereto (except those to be submitted by amendment).

Please direct any questions or information regarding this confidential submission to the undersigned at (650) 233-4564 or at dkaile@pillsburylaw.com or Julie Park at (650) 233-4067.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile